(Formerly Vizsla Resources Corp.)

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - unaudited)

For the Nine months ended January 31, 2021

VIZSLA SILVER CORP.

(formerly Vizsla Resources Corp.)

Condensed Consolidated Interim Statements of Financial Position

Expressed in Canadian dollars - unaudited

	January 31,	April 30,
As at	2021	2020
	$	$
ASSETS

Current assets
Cash and cash equivalents	23,581,110	2,583,910
Tax receivables	1,322,250	262,943
Other receivables	10,778	-
Prepaid expenses	142,509	106,344

Total current assets	25,056,647	2,953,197

Property, plant and equipment	72,764	38,769

Exploration and evaluation assets (Note 3)	13,809,059	6,647,715

Total assets	38,938,470	9,639,681

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	257,811	117,662
Due to related parties	-	25,253

Total liabilities	257,811	142,915

SHAREHOLDERS' EQUITY

Share capital (Note 4)	45,995,104	12,202,496

Reserves	7,799,137	2,126,899

Share to be issued (Note 3)	308,594	308,594

Accumulated other comprehensive income	(167,062)	-

Deficit	(14,255,114)	(5,141,223)

Total shareholders' equity	38,680,659	9,496,766

Total liabilities and shareholders' equity	38,938,470	9,639,681

Note 1 - Nature of operations and going concern
Note 6 - Subsequent events

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 2

VIZSLA SILVER CORP.

(formerly Vizsla Resources Corp.)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

Expressed in Canadian dollars - unaudited

		Three Months	Three Months	Nine Months	Nine Months
		Ended	Ended	Ended	Ended
		January 31,	January 31,	January 31,	January 31,
		2021	2020	2021	2020

General and administrative expenses

Amortization		$361	237	4,535	711

Consulting fees		1,089,619	388,484	1,725,499	565,927

Insurance		-	5,645	42,102	14,975

Exploration		54,646	-	83,389	137,240

Marketing		743,057	297,843	1,871,313	326,000

Office and miscellaneous		274,235	150,825	440,250	231,150

Professional fees		173,707	183,663	380,351	388,513

Share based compensation (Note 4e)		354,664	1,177,752	4,312,151	1,367,277

Transfer agent and filing		36,462	33,462	91,827	73,164

Travel and promotion		14,519	82,494	50,800	132,125

Foreign exchange (gain)/loss		(8,385)	-	111,674	-

Net loss		2,732,885	2,320,405	9,113,891	3,237,082

Other comprehensive loss

Items that will be reclassified subsequently to (loss) income

Translation loss on foreign operations		21,717	-	167,062	-

Net loss and comprehensive loss		$2,754,602	2,320,405	9,280,953	3,237,082

Basic and diluted loss per share		$0.03	0.06	0.11	0.09

Weighted average number of common shares

- Basic and diluted	#	91,165,868	38,936,866	82,597,053	37,003,831

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA SILVER CORP.

(formerly Vizsla Resources Corp.)

Condensed Consolidated Interim Statements of Cash Flows

Expressed in Canadian dollars - unaudited

	Nine Months	Nine Months
	Ended	Ended
	January 31, 2021	January 31, 2020

Operating activities

Net loss for the period	$(9,097,538)	$(3,237,082)
Items not affecting cash:
Amortization	4,535	711
Shares issued for services	8,275	-
Foreign exchange gain	(183,416)	-
Share based compensation	4,312,151	1,367,277

Changes in non-cash working capital items:
Accounts payable and accrued liabilities	140,149	7,668
Due to/from related parties	(25,253)	(500)
Taxes receivable	(1,070,085)	(95,893)
Prepaid expenses	(36,164)	(102,049)

Net cash flows used in operating activities	(5,947,346)	(2,059,868)

Investing activities

Exploration and evaluation expenditures	(7,161,344)	(1,878,624)
Purchase of equipment	(38,530)	(1,820)

Net cash flows used in investing activities	(7,199,874)	(1,880,444)

Financing activities

Cash proceeds of common shares issued net of issuance costs	34,144,420	8,312,072

Net cash flows provided by financing activities	34,144,420	8,312,072

Increase in cash and cash equivalents	20,997,200	4,371,760

Cash and cash equivalents, beginning of period	2,583,910	150,222

Cash and cash equivalents, end of period	$23,581,110	$4,521,982

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 4

VIZSLA SILVER CORP.

(formerly Vizsla Resources Corp.)

Condensed Consolidated Statements of Changes in Equity

Expressed in Canadian dollars, except for number of shares - unaudited

	Common shares
	Number	Amount	Reserves	Share to	Other	Deficit	Total
				be issued	comprehensive
					loss
		$	$	$	$	$	$

Balance, April 30, 2019	20,133,335	2,183,961	288,466	-	-	(934,193)	1,538,234

Shares issued pursuant to private placement	28,244,768	7,999,700	-	-	-	-	7,999,700
Share issued pursuant to exercise of warrants and options	3,249,865	832,911	-	-	-	-	832,911
Share issued upon acquisition of Canam Alpine Ventures Ltd.	6,250,000	2,468,750	-	-	-	-	2,468,750
Share issuance costs - cash	-	(520,539)	-	-	-	-	(520,539)
Share issuance costs - finders warrants	-	(42,120)	42,120	-	-	-	-
Stock based compensation	-	-	1,367,277	-	-	-	1,367,277
Net loss and comprehensive loss for the period	-	-	-	-	-	(3,237,082)	(3,237,082)

Balance, January 31, 2020	57,877,968	12,922,663	1,697,863	-	-	(4,171,275)	10,449,251

Balance, April 30, 2020	58,895,348	12,202,496	2,126,899	308,594	-	(5,141,223)	9,496,766

Shares issued pursuant to private placement and prospectus	27,035,500	35,072,785	-	-	-	-	35,072,785
Shares issued pursuant to exercise of warrants and options	5,309,565	1,563,199	-	-	-	-	1,563,199
Subscription received	-	21,601	-	-	-	-	21,601
Shares issued for services	5,953	8,275	-	-	-		8,275
Share issuance costs - cash	-	(2,513,165)	-	-	-	-	(2,513,165)
Share issuance costs - finders warrants	-	(1,360,087)	1,360,087	-	-	-	-
Stock based compensation	-	-	4,312,151	-	-	-	4,312,151
Other comprehensive loss	-	-	-	-	(167,062)	-	(167,062)
Net loss for the period	-	-	-	-	-	(9,113,891)	(9,113,891)

Balance, January 31, 2021	91,246,366	44,995,104	7,799,137	308,594	(167,062)	(14,255,114)	38,680,659

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 5

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

1. Nature and Continuance of Operations and Going Concern

The Company was incorporated on September 26, 2017 under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 6, 2018, the Company changed its name to Vizsla Resources Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada and Mexico in one business segment. On February 8, 2021, the Company change its name to Vizsla Silver Corp. (the "Company", "Vizsla").

The head office and principal address of the Company is located at 700- 1090 West Georgia Street, Vancouver, B.C., V6E 3V7.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

These condensed consolidated interim financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company emphasises that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. The most significant of these being the Company's ability to carry out its business objectives dependent on the Company's ability obtain public equity financing, or to generate profitable operations in the future. Other uncertainties include the fact that the Company is currently in the exploration stage for its interests in the Panuco-Copala property in Mexico and Blueberry property in British Columbia, Canada (see Note 3), the economic viability of which have not been fully assessed. The Company has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of capitalized costs on these properties are uncertain and dependent upon projects achieving commercial production or sale. The outcome of these matters cannot be predicted at this time. The Company is considering a number of alternatives to secure additional capital including obtaining funding facilities or equity financings. Although management intends to secure additional financing there is no assurance management will be successful or that it will establish future profitable operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

	January 31,	April 30,
	2021	2020
Deficit	$(14,255,114)	$(5,141,223)
Working capital	$24,798,836	$2,810,282

If the going concern assumption was not appropriate for these condensed consolidated interim financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the consolidated statements of financial position classifications used and such amounts would be material.

Page | 6

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

2. Significant Accounting Policies and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed, and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company's April 30, 2020 audited annual consolidated financial statements and the notes to such financial statements.

These condensed consolidated interim financial statements are based on the IFRS issued and effective as of March 30, 2021, the date these condensed consolidated interim financial statements were authorized for issuance by the Company's Board of Directors, and follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements, except for the impact of the changes in accounting policies disclosed below:

a) Basis of consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company, NorthBase Resources Inc., Canam Alpine Ventures Ltd. and Vizsla Copper Corp. (incorporated on January 11, 2021), the Company's wholly owned subsidiaries.

b) Accounting standards issued but not yet adopted

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

3. Exploration and Evaluation Assets

Exploration and evaluation assets are summarized in the table below:

	January 31,	April 30,
	2021	2020
Northbase Resources Inc. - Blueberry Property (a)	$1,457,886	$1,457,886
Canam Alpine Ventures Ltd. - Panuco-Copala property (b)	12,351,173	5,189,829
	$13,809,059	$6,647,715

a. Acquisition of Northbase Resources Inc.

On January 16, 2019, pursuant to a definitive share exchange agreement dated December 17, 2018, the Company acquired all of the issued and outstanding common shares of Northbase Resources Inc. ("Northbase") a private British Columbia company which controls a district-scale (20,265 hectare) land package known as the Blueberry Property in the Babine porphyry copper district in central British Columbia. Under the terms of the acquisition, the holders of Northbase shares received one common share of the Company in exchange for each Northbase share held.

The Company issued an aggregate 9,100,001 common shares in connection with the acquisition at a fair value of $0.15 per common share. The shares are subject to a four month hold period.

Page | 7

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

3. Exploration and Evaluation Assets (continued)

a. Acquisition of Northbase Resources Inc. (continued)

The transaction was accounted for as an asset acquisition. The purchase consideration was as follows:

Share consideration	$1,365,000
Transaction costs	15,612
Consideration given	$1,380,612

The allocation of the purchase price to the assets acquired and liabilities assumed was based upon estimated fair value at the date of acquisition as below:

Cash	$44,630
Accounts payable and accrued liabilities	(21,485)
Exploration and evaluation asset	1,357,467
Net assets acquired	$1,380,612

Blueberry Property

Cost related to the properties can be summarized as follows:

	Balance,		Balance,		Balance,
	April 30,		April 30,		January 31,
	2019	Additions	2020	Additions	2021
	$	$	$	$	$
Acquisition costs
Shares	1,357,467	-	1,357,467	-	1,357,467
	1,357,467	-	1,357,467	-	1,357,467
Exploration costs
Analysis	-	15,365	15,365	-	15,365
Equipment	-	13,800	13,800	-	13,800
Geophysical consulting	-	45,499	45,499	-	45,499
Project management	-	6,130	6,130	-	6,130
Travel, supplies and field expenses	-	19,625	19,625	-	19,625
	-	100,419	100,419	-	100,419

Balance	1,357,467	100,419	1,457,886	-	1,457,886

b. Acquisition of Canam Alpine Ventures Ltd.

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam SA DE CV and Operaciones Canam Alpine SA DE CV. According to the Agreement, the Company agreed to pay the consideration of $45,000 cash and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

Page | 8

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

3. Exploration and Evaluation Assets (continued)

b. Acquisition of Canam Alpine Ventures Ltd. (continued)

- Milestone event 1: Upon exercise of any defined options by Canam, the Company will issue 6,500,000 common shares;

- Milestone event 2: Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares.

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Millstone event 1 and 2 for a total of 750,000 common shares as finders' fees. As of January 31, 2021, neither of the above milestone events occurred. The Company recorded $296,250 and $12,345 as contingent consideration in relation to the two milestone events and related finder's fees, respectively, which represented its fair value at the date of acquisition and was classified as shares to be issued, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued based on the milestones. The contingent consideration will not be remeasured, and settlement is accounted for in equity.

The transaction was accounted for as an asset acquisition. The purchase consideration was as follows:

Cash consideration	$45,000
Share consideration	1,798,237
Share consideration to finders	98,750
Contingent consideration	308,595
Effective settlement of Loans receivable	1,064,647
Transaction cost - legal fee	125,190
Total consideration given	$3,440,419

The whole purchase price was allocated to exploration and evaluation asset since Canam has no other asset and liability on the date of acquisition.

Panuco - Copala Property

On August 8, 2019, Canam entered into an option agreement with Minera Rio Panuco SA de CV ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020. On September 9, 2019, Canam entered into option agreement with Silverstone Resources SA de CV ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000.

On September 9, 2019, Canam entered into option agreement with Silverstone Resources SA de CV ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000.

Page | 9

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

3. Exploration and Evaluation Assets (continued)

b. Acquisition of Canam Alpine Ventures Ltd. (continued) Panuco - Copala Property (continued)

Costs related to the properties can be summarized as follows:

	Balance,		Balance,
	April 30,		January 31,
	2020	Additions	2021
	$	$	$
Acquisition costs
- Cash	45,000	967,761	1,012,761
- Shares issued	1,896,987	-	1,896,987
- Contingent consideration	308,595	-	308,595
- Effective settlement of Loans receivable	1,064,647	-	1,064,647
- Transaction cost	125,190	-	125,190
	3,440,419	967,761	4,408,180
Exploration costs
Analysis	162,056	154,232	316,288
Drilling	368,376	3,312,737	3,681,113
Equipment	69,283	89,913	159,196
Geological Consulting	553,226	1,672,586	2,225,812
Maintenance	174,717	291,493	466,210
Field Cost	357,157	425,361	782,518
Travel and Misc.	64,595	80,199	144,794
Foreign Translation	-	167,062	167,062
	1,749,410	6,193,583	7,942,993
Balance	5,189,829	7,161,344	12,351,173

Following is a summary of the terms of exercising the options:

	Panuco		Copala
	Work	Option	Work	Option
	Commitment	Payment	Commitment	Payment
Milestone	(USD)	(USD)	(USD)	(USD)
On signing	$-	$450,000	$-	$335,575
12 month anniversary of signing (incurred)	1,000,000	-	-	-
On November 02, 2020 (paid and incurred)	-	280,000	711,500	450,000
24 month anniversary of signing	1,000,000	750,000	711,500	2,134,500
36 month anniversary of signing	-	2,600,000	-	2,846,000
48 month anniversary of signing	-	4,000,000	-	3,557,500
60 month anniversary of signing	-	5,000,000	-	4,269,000
72 month anniversary of signing	-	5,000,000	-	6,407,425
84 month anniversary of signing	-	5,000,000	-	-
Total	$2,000,000	$23,080,000	$1,423,000	$20,000,000

Page | 10

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

4. Share Capital

a) Authorized:

Unlimited number of common shares with no par value.

b) Issued and Outstanding

As at January 31, 2021, 91,246,366 (April 30, 2020: 57,877,968) common shares with no par value were issued and outstanding.

During the nine months ended January 31, 2020, the Company issued common shares of the Company (the "Shares") as follow:

• On June 18, 2020, the Company closed a prospectus offering whereby it issued 10,752,500 common shares of the Company at a price of $0.43 per common share for gross proceeds of $4,623,575. In connection with the prospectus offering, the Company paid finders fees and general share issuance costs of $419,440 and issued 645,150 finders warrants entitling the holder to purchase an additional common share of the Company at $0.43 per share for a period of two years. The fair value of the finders' warrants is $135,034.

• On July 30, 2020, the Company closed a brokered private placement whereby it issued 16,043,000 units of the Company at a price of $1.87 per unit for gross proceeds of $30,000,410. Each unit consist of one common share and one warrant exercisable at $2.40 and expiring July 30, 2022. In connection with the financing, the Company paid finders fees and general share issuance costs of $2,073,420 and issued 962,582 finders warrants entitling the holder to purchase an additional common share of the Company at $1.87 per share for a period of two years. The fair value of the finders' warrants is $1,225,053.

• On July 30, 2020, the Company closed a non-brokered private placement whereby it issued 240,000 units of the Company at a price of $1.87 per unit for gross proceeds of $448,800. Each unit consist of one common share and one warrant exercisable at $2.40 and expiring on July 30, 2022. In connection with the financing, the Company paid finders fees and general share issuance costs of $20,305.

• During the nine months ended January 31, 2021, 5,163,565 warrants and 146,000 options were exercised for proceeds of $1,563,199.

• During the nine months ended January 31, 2021, 5,953 shares were issued as part of a consulting agreement and $8,275 was recognized as value of those shares.

c) Escrow shares

As at January 31, 2021, the Company has 1,815,000 common shares held in escrow (April 30, 2020: 4,597,500).

Page | 11

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

4. Share Capital (continued)

b) Issued and Outstanding (continued)

d) Warrants

As at January 31, 2021, the Company has 23,767,784 warrants exercisable.

The following is a summary of warrant transactions for the nine months ended January 31, 2021 and 2020.

	January 31, 2021		January 31, 2020
	Number of	Weighted	Number of	Weighted
	warrants	average	warrants	average
		exercise		exercise
		price		price
		$		$
Warrants outstanding, beginning of the period	11,040,617	0.20	355,833	0.15
Issued	17,890,732	2.30	14,702,029	0.26
Exercised	(5,163,565)	0.29	(3,049,865)	0.17
Warrants outstanding, end of the period	23,767,784	1.79	12,007,997	0.26

The following warrants were outstanding and exercisable January 31, 2021:

	Exercise	Number of warrants
Expiry date	price	outstanding and exercisable
June 6, 2021	$0.25	6,369,665
November 28, 2021	$0.40	47,063
December 5, 2021	$0.40	96,474
December 18, 2021	$0.40	9,000
July 30, 2022	$1.87	962,582
July 30, 2022	$2.40	16,283,000
		23,767,784

The fair value of the warrants granted was calculated as of the grant date using the Black- Scholes option pricing model with the following assumptions:

Risk Free Interest Rate	0.26% to 0.30%
Expected Dividend Yield	-
Expected Volatility	100%
Expected Term in Years	2 years

During the nine months ended January 31, 2021 and 2020, the Company recorded fair value of $1,360,087 (January 31, 2020 - $42,120) against reserves.

Page | 12

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

4. Share Capital (continued)

e) Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

The continuity of stock options for the nine months ended January 31, 2021 and 2020 is as follows:

	January 31, 2021		January 31, 2020
	Number of	Weighted	Number of	Weighted
	options	average	options	average
		exercise		exercise
		price		price
		$		$
Options outstanding, beginning of the period	5,343,000	0.35	2,010,000	0.15
Issued	3,700,000	1.51	3,613,000	0.35
Cancelled	(45,000)	0.79	(30,000)	0.15
Exercised	(146,000)	0.33	(250,000)	0.41
Options outstanding, end of the period	8,852,000	0.83	5,343,000	0.16

The following options were outstanding and exercisable as January 31, 2021:

	Exercise	Number of Options
Expiry date	price	outstanding and exercisable
February 27, 2029	$0.15	1,980,000
June 13, 2024	$0.17	1,232,000
December 24, 2024	$0.56	400,000
December 30, 2024	$0.69	1,480,000
January 7, 2025	$0.72	105,000
June 29, 2025	$0.79	1,525,000
August 6, 2025	$2.15	1,770,000
August 27, 2025	$1.76	75,000
October 1, 2025	$1.46	125,000
December 1, 2025	$1.46	100,000
January 12, 2026	$1.71	60,000
		8,852,000

Page | 13

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

 4. Share Capital (continued)

e) Options (continued)

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk Free Interest Rate	0.32%-0.43%
Expected Dividend Yield	-
Expected Volatility	112%
Expected Term in Years	5 years

The Company recorded total fair value of $4,312,151 as share based compensation for the nine months ended January 31, 2021 (January 31, 2020- $1,367,277).

5. Related Party Transactions

During the nine months ended January 31, 2021 and 2020, the Company has the following related party transactions:

(a) The Company has incurred $1,034,367 and $258,000 in consulting fees to the Company's Officers as compensation, respectively.

(b) The Company has paid $225,000 and $135,657 to a company controlled by the CEO and the Chairman of the Company for rent and general administration expenses, respectively.

(c) The Company has granted 2,560,000 (January 31, 2020: 2,536,000) stock options in total to directors, officers and consultants of the Company (Note 4e).

These transactions are in the normal course of operations and have been valued in these condensed consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6. Subsequent Events

See note 1.

On March 15, 2021, the Company announced entering into an option agreement with Cariboo Rose Resources to earn a 60% interest in the Carruthers Pass copper property. To earn 60% interest the Company has to make $400,000 of stage payments, issue $250,000 worth common shares and incur $3,000,000 worth exploration expenses on the property over period of five years.

On March 15, 2021, the Company announced that its board of directors currently evaluating a spin out proposal of its BC copper assets, being the 100% owned Blueberry project and the option on the Carruthers Pass property.

After the spinout, Vizsla Silver shareholders would end up owning shares in both Vizsla Silver and the spin out entity. Management of the Company currently contemplates that Vizsla Silver shareholders will receive one new company share for every three common shares of Vizsla Silver.

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